DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

09045322

File No: *82-34989*

SEC Mail Processing
Section

FEB 09 2009

Washington, DC
111

19 January 2009

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

SUPPL

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock during the period 10 December 2008 to 19 January 2009. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

Sarah Carne
Deputy Company Secretary

PROCESSED
MAR 2 2009
THOMSON REUTERS

Word/sarah/dbpc/sec/l-usa

PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b – Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
12 January 2007	Stock Exchange Announcement – S.198	22 January 2007
16 January 2007	Stock Exchange Announcement – Trading Update	22 January 2007
17 January 2007	Stock Exchange Announcement – S.198	22 January 2007
19 January 2007	Stock Exchange Announcement – S.198	22 January 2007
22 January 2007	Annual Accounts for the year ended 2 September 2006	22 January 2007
31 January 2007	Stock Exchange Announcement – Major Interests	19 February 2007
7 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
15 February 2007	Stock Exchange Announcement – Major Interests	19 February 2007
23 February 2007	Stock Exchange Announcements – Directors Notifications of Interest (J Lovering, R Templeman & C Woodhouse)	5 March 2007
2 March 2007	Stock Exchange Announcment – Major Interests	5 March 2007
8 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
16 March 2007	Stock Exchange Announcement – Trading Statement	23 March 2007
21 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
23 March 2007	Stock Exchange Announcement – Major Interests	23 March 2007
13 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
17 April 2007	Stock Exchange Announcement – Interim Results	20 April 2007
17 April 2007	Stock Exchange Announcement – Resignation of Director	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
18 April 2007	Stock Exchange Announcement – Major Interests	20 April 2007
20 April 2007	Director Resignation filed with Registrar of Companies	1 June 2007

1 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
8 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
9 May 2007	Stock Exchange Announcements – Directors Notifications of Interest (M. Sharp)	1 June 2007
24 May 2007	Annual return – form 363a	1 June 2007
29 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
30 May 2007	Stock Exchange Announcement – Debenhams Store Visits	1 June 2007
30 May 2007	Stock Exchange Announcement – Major Interests	1 June 2007
4 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
6 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
7 June 2007	Stock Exchange Announcement – PDMR Shareholding	20 July 2007
12 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Major Interests	20 July 2007
22 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Director's Declaration	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Blocklisting Interim Review	20 July 2007
27 June 2007	Stock Exchange Announcement – Dublin Store	20 July 2007
12 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
16 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
17 July 2007	Stock Exchange Announcement – Major Interests	20 July 2007
20 July 2007	Stock Exchange Announcement – Bauger Press Comment	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding	13 September 2007
1 August 2007	Stock Exchange Announcement – PDMR Shareholding`	13 September 2007
1 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
2 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
21 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007

29 August 2007	Stock Exchange Announcement – Major Interests	13 September 2007
17 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
18 September 2007	Stock Exchange Announcement – Trading Update	29 October 2007
21 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
26 September 2007	Stock Exchange Announcement – Major Interests	29 October 2007
8 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	Stock Exchange Announcement – Major Interests	29 October 2007
15 October 2007	288a and 288b filed with Registrar of Companies dealing with replacement of Secretary	29 October 2007
23 October 2007	Stock Exchange Announcement – Preliminary Announcement	29 October 2007
29 October 2007	Stock Exchange Annnouncement – PDMR Shareholding	29 October 2007
30 October 2007	Stock Exchange Announcement – Major Interests	13 December 2007
2 November 2007	Stock Exchange Announcement – Major Interests	13 December 2007
5 November 2007	Stock Exchange Announcement – Shareholder Mailing	13 December 2007
5 November 2007	Stock Exchange Announcement – Annual Information Update	13 December 2007
12 November 2007	Stock Exchange Announcement - Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
4 December 2007	Stock Exchange Announcement – Appointment of Managing Director	13 December 2007
4 December 2007	Stock Exchange Announcement – Results of AGM	13 December 2007
6 December 2007	Stock Exchange Announcement – Director Declaration	13 December 2007
6 December 2007	Stock Exchange Announcement – Major Interests	13 December 2007
17 December 2007	Stock Exchange Announcement – Major Interests	9 January 2008
27 December 2007	Stock Exchange Announcement – Blocklisting interim review	9 January 2008
27 December 2007	Stock Exchange Announcement – Block listing interim review	9 January 2008
7 January 2008	Registrar of Companies – Annual Accounts for the year ended 1 September 2007	9 January 2008
9 January 2008	Stock Exchange Announcement – Major Interests	9 January 2008
10 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
15 January 2008	Stock Exchange Announcement – Interim Management Statement	4 February 2008

22 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
25 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
28 January 2008	Stock Exchange Announcement – Major Interests	4 February 2008
5 February 2008	Stock Exchange Announcement – PDMR Notification	18 February 2008
6 February 2008	Stock Exchange Announcement – Major Interests	18 February 2008
6 February 2008	Stock Exchange Announcement – Investment in Debenhams – Milestone Resources Group	18 February 2008
8 February 2008	Form 288a filed with Registrar of Companies dealing with appoinntment of director	18 February 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
3 March 2008	Stock Exchange Announcement – Major Interests	4 March 2008
7 March 2008	Form 288c – A Spindler	27 May 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
6 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
11 March 2008	Stock Exchange Announcement – Site Visit	7 April 2008
18 March 2008	Stock Exchange Announcement – Trading Update	7 April 2008
28 March 2008	Stock Exchange Announcement – Major Interests	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
1 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
4 April 2008	Stock Exchange Announcement – PDMR Notification	7 April 2008
15 April 2008	Stock Exchange Announcement – Interim Results to 1 March 2008	27 May 2008
17 April 2008	Form 288c – P Eardley	27 May 2008
7 May 2008	Stock Exchange Announcement – Shareholder Mailing re Scrip Dividend Scheme	27 May 2008
28 May 2008	Registrar of Companies – Form 363a with accompanying CD of	7 July 2008

	members	
29 May 2008	Stock Exchange Announcement – Store Opening	7 July 2008
3 June 2008	Stock Exchange Announcement – Results of EGM	7 July 2008
9 June 2008	Stock Exchange Announcement – Notification of IMS date	7 July 2008
10 June 2008	Registrar of Companies – Form 353	7 July 2008
24 June 2008	Stock Exchange Announcement – IMS to 21 June 2008	7 July 2008
24 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
27 June 2008	Stock Exchange Announcement – PSP Block Listing return	7 July 2008
27 June 2008	Stock Exchange Announcement – ESOS Block Listing return	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
30 June 2008	Stock Exchange Announcement – Major Interests	7 July 2008
1 July 2008	Stock Exchange Announcement – Listing Application	7 July 2008
4 July 2008	Registrar of Companies – Form 88(2) with accompanying list of allottees	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
4 July 2008	Stock Exchange Announcement – PDMR Notification	7 July 2008
10 July 2008	Registrar of Companies – Accounts for the periods ended 11 December 2006 and 4 July 2007	4 August 2008
14 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
15 July 2008	Stock Exchange Announcement – Major Interests	4 August 2008
31 July 2008	Stock Exchange Announcement – Voting Rights and Capital	4 August 2008
1 August 2008	Stock Exchange Announcement – Major Interests	4 August 2008
18 August 2008	Stock Exchange Announcement – Major Interests	15 September 2008
19 August 2008	Stock Exchange Announcement – Major Interests	15 September 2008
16 September 2008	Stock Exchange Announcement – Trading Update	27 october 2008

3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
21 October 2008	Stock Exchange Announcement – Preliminary Results	27 October 2008
24 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
24 October 2008	Stock Exchange Announcement – PDMR Notification	27 October 2008
3 November 2008	Stock Exchange Announcement – Board Changes	10 December 2008
1 December 2008	Registrar of Companies – Form 288b	10 December 2008
5 December 2008	Stock Exchange Announcement – PDMR Notification	10 December 2008
5 December 2008	Stock Exchange Announcement – PDMR Notification	10 December 2008
5 December 2008	Stock Exchange Announcement – PDMR Notification	10 December 2008
10 December 2008	Stock Exchange Announcement - Annual Report & Associated Documents	19 January 2009
10 December 2008	Stock Exchange Announcement – Annual Information Update	19 January 2009
11 December 2008	Stock Exchange Announcement – Notice of IMS	19 January 2009
29 December 2008	Stock Exchange Announcement – Blocklisting Six Monthly Return	19 January 2009
29 December 2008	Stock Exchange Announcement – Blocklisting Six Monthly Return	19 January 2009
6 January 2009	Stock Exchange Announcement - Interim Management *Statement*	19 January 2009
9 January 2009	Stock Exchange Announcement – Board Change	19 January 2009
9 January 2009	Stock Exchange Announcement – Holding in Company	19 January 2009
13 January 2009	Stock Exchange Announcement – Results of AGM	19 January 2009
13 January 2009	Stock Exchange Announcement – Special Resolutions	19 January 2009
15 January 2009	Stock Exchange Announcement – Listing Application	19 January 2009
16 January 2009	Stock Exchange Announcement – PDMR Notification	19 January 2009
16 January 2009	Stock Exchange Announcement – PDMR Notification	19 January 2009
16 January 2009	Stock Exchange Announcement – PDMR Notification	19 January 2009
16 January 2009	Stock Exchange Announcement – PDMR Notification	19 January 2009

16 January 2009	Stock Exchange Announcement – PDMR Notification	19 January 2009

REG-Debenhams plc Director/PDMR Shareholding

Released: 16/01/2009

com:20090116:RnsP7992L

RNS Number : 7992L

Debenhams plc

16 January 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Dennis Millard

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Dennis Millard

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holding of the person stated in 3 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Dennis Millard - 53,376 ordinary shares

8. State the nature of the transaction

Acquisition of shares further to the election to receive shares in lieu of cash dividends.

9. Number of shares, debentures or financial instruments relating to shares acquired

Dennis Millard - 1,118 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Dennis Millard - 0.00012%

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

23.9p

14. Date and place of transaction

16 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Dennis Millard is interested in 54,494 shares which is 0.006%.

16. Date issuer informed of transaction

16 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

16 January 2009

END

RNS

REG-Debenhams plc Director/PDMR Shareholding

Released: 16/01/2009

com:20090116:RnsP7993L

RNS Number : 7993L

Debenhams plc

16 January 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Robert Templeman

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Jennifer Ann Templeman

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holdings of those stated in 3 and 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Jennifer Ann Templeman - 310,212 ordinary shares

Robert Templeman - 12,979,690 ordinary shares

8. State the nature of the transaction

Acquisition of shares further to the elections to receive shares in lieu of cash dividends.

9. Number of shares, debentures or financial instruments relating to shares acquired

Jennifer Ann Templeman - 5,444 ordinary shares

Robert Templeman - 263,423 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Jennifer Ann Templeman - 0.0006%

Robert Templeman - 0.0298%

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

23.9p

14. Date and place of transaction

16 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Robert Templeman and his connected persons are interested in 13,558,769 shares which is 1.53%.

16. Date issuer informed of transaction

16 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

16 January 2009

RNS

REG-Debenhams plc Director/PDMR Shareholding

Released: 16/01/2009

com:20090116:RnsP7995L

RNS Number : 7995L

Debenhams plc

16 January 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

John Lovering

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Brenda Lovering

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to those persons referred to in 3 and 4 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John Lovering - 5,762,780 ordinary shares

Brenda Lovering - 235,407 ordinary shares

8. State the nature of the transaction

Acquisition of shares further to election to receive shares in lieu of cash dividends

9. Number of shares, debentures or financial instruments relating to shares acquired

John Lovering - 120,560 ordinary shares

Brenda Lovering - 4,924 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

John Lovering - 0.0136% ordinary shares

Brenda Lovering - 0.0005% ordinary shares

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

23.9p

14. Date and place of transaction

16 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, John Lovering and his connected persons are interested in 6,123,671 shares which is 0.693%

16. Date issuer informed of transaction

16 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

16 January 2009

RNS

REG-Debenhams plc Director/PDMR Shareholding

Released: 16/01/2009

com:20090116:RnsP7994L

RNS Number : 7994L

Debenhams plc

16 January 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Paul Pindar

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Paul Pindar

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holdings of those stated in 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Paul Pindar - 235,130 ordinary shares

8. State the nature of the transaction

Acquisition of shares further to the elections to receive shares in lieu of cash dividends.

9. Number of shares, debentures or financial instruments relating to shares acquired

Paul Pindar - 3,351 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Paul Pindar - 0.0003%

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

23.9p

14. Date and place of transaction

16 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Paul Pindar and his connected persons are interested in 238,481 shares which is 0.027%.

16. Date issuer informed of transaction

16 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

16 January 2009

END

RNS

REG-Debenhams plc Director/PDMR Shareholding

Released: 16/01/2009

com:20090116:RnsP7998L

RNS Number : 7998L

Debenhams plc

16 January 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Debenhams plc

2. Notification relates to a transaction notified in accordance with DTR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Jonathan Feuer

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Capital Investors 2002 Ltd

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification relates to the holding of the entity stated in 4 above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.0001 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capital Investors 2002 Ltd - 132,250 ordinary shares held on behalf of Jonathan Feuer

8. State the nature of the transaction

Acquisition of shares further to the election to receive shares in lieu of cash dividends.

9. Number of shares, debentures or financial instruments relating to shares acquired

Capital Investors 2002 Ltd - 2,766 ordinary shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Capital Investors 2002 Ltd - 0.0003%

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

23.9p

14. Date and place of transaction

16 January 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Following this notification, Jonathan Feuer is interested in 135,016 shares which is 0.015%. All of the shares are held in the name of Capital Investors 2002 Ltd.

16. Date issuer informed of transaction

16 January 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following notification

n/a

23. Any additional information

None

24. Name of contact and telephone number for queries

Paul Eardley - Company Secretary - 020 7408 3529

25. Date of Notification

16 January 2009

This information is provided by RNS

The company news service from the London Stock Exchange

RNS Number : 6839L
Debenhams plc
15 January 2009

15 January 2009

Debenhams plc

An application has been made to the UK Listing Authority and the London Stock Exchange for a listing of 8,054,691 ordinary shares of 0.01p each of Debenhams plc to be admitted to the Official List. The shares are to be issued on 16 January 2009 to existing shareholders following their election to participate in the Company's Scrip Dividend Scheme.

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the company.

Contact for queries:

Paul Eardley, Company Secretary 0207 408 3529

This information is provided by RNS
The company news service from the London Stock Exchange

END

RNS Number : 5817L
Debenhams plc
13 January 2009

Debenhams plc, Registration Number: 5448421

Results of Annual General Meeting

Debenhams plc held its Annual General Meeting for shareholders at 2pm today at Holborn Gate, 26 Southampton Buildings, London WC2A 1PB. All resolutions set out in the Notice of Meeting were approved by shareholders on a show of hands.

In accordance with Listing Rules 9.6.18 and 12.4.5, the following resolutions are those which were passed at the meeting concerning special business:-

Resolution 13 - Authority to allot securities

That the directors be and they are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal value of £29,159 provided that this authority shall expire at the Company's next AGM after the passing of this resolution and that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the authority conferred by this resolution has expired.

Resolution 14 - Disapplication of pre-emption rights

That subject to the passing of the previous resolution the directors be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities for cash as

if section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to the allotment of equity securities:

a. in connection with an offer of such securities by way of rights to holders of ordinary shares in proportion (as nearly as may be practicable) to their respective holdings of such shares, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of any regulatory body or stock exchange; and
b. otherwise than pursuant to sub-paragraph a) above up to an aggregate nominal amount of £4,373

and shall expire on the conclusion of the next Annual General Meeting of the company after the passing of this resolution, save that the company may, before such expiry make an offer or agreement which would or might require equity securities as to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement notwithstanding that the power conferred by this resolution has expired.

Resolution 15 - Authority for Debenhams plc to buy its own shares

That the Company be and is hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of shares, subject to the following conditions:

a) the maximum number of shares authorised to be purchased may not be more than 87,477,032 shares;

b) the minimum price which may be paid for a share is 0.01 pence being the nominal value of each share;

c) the maximum price which may be paid for each share shall be the higher of: (i) an amount equal to 105 per cent of the average of the middle market quotations of a share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of a share and the highest current independent bid for a share as derived from the London Stock Exchange Trading System (SETS);

d) unless previously renewed, varied or revoked the authority shall expire at the close of the next AGM of the Company or 18 months from the date of this resolution (whichever is earlier); and

e) a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.

Resolution 16 - Adoption of New Articles of Association

That the Articles of Association produced to the meeting and signed by the Chairman of the meeting for the purposes of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the AGM.

A summary of the AGM presentation including the proxy votes received for each resolution will be available on the Company's website: www.debenhamsplc.com.

Paul Eardley
Company Secretary

13 January 2009

Debenhams plc, Registration Number: 5448421

Results of Annual General Meeting

Debenhams plc held its annual general meeting for shareholders at 2pm today, 13 January 2009. All resolutions were put to the meeting and approved on a show of hands.

The total number of proxy votes received for each resolution 48 hours prior to the meeting is set out below. The number of 0.01p ordinary shares in issue on 13 January 2009 was 874,770,325.

Resolution	Description	For	Against	Withheld
1	To receive the directors' report and accounts for the year ended 30 August 2008.	165,259,921	1,840	698,669
2	To approve the directors' remuneration report for the year ended 30 August 2008.	159,985,264	3,534,026	2,441,140
3	To declare a final dividend of 0.5 pence per ordinary share.	165,254,638	3,423	702,369
4	To re-elect Philippe Costeletos as a director.	165,118,020	135,254	707,156
5	To re-elect Adam Crozier as a director.	165,144,403	114,115	701,912
6	To re-elect Jonathan Feuer as a director.	165,134,492	115,276	710,662
7	To re-elect John Lovering as a director.	165,184,708	65,606	710,116
8	To re-elect Paul Pindar as a director	165,185,454	65,820	709,156
9	To re-elect Michael Sharp	165,193,214	58,060	709,156
10	To re-elect Christopher Woodhouse	165,176,790	77,484	706,156
11	To reappoint PricewaterhouseCoopers LLP as the auditors.	165,176,812	82,341	701,277

12	To authorise the Audit Committee to set the fees paid to the auditors.	165,197,581	58,572	704,277
13	To give the directors authoirty to allot shares	164,591,211	654,729	714,490
14	To disapply pre-emption rights.	165,177,441	29,588	753,401
15	To authorise the Company to buy its own shares.	165,215,753	37,790	706,887
16	To Adopt new Articles of Association	165,118,612	115,840	725,978

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Debenhams plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Legal & General Group plc

4. Full name of shareholder(s) (if different from 3):

n/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

8 January 2009

6. Date on which issuer notified:

12 January 2009

7. Threshold(s) that is/are crossed or reached

3%

8. Notified details:

Class/type of shares GB00B126KH97

A: Voting rights attached to shares

Situation previous to the Triggering Transaction: 26,365,191 ordinary shares of 0.01p each, Number of voting rights: 26,365,191.

Resulting situation after the triggering transaction: Below 3%

B: Financial Instruments

N/A

Total A +B

Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable.

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (Below 3% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
n/a

11. Number of voting rghts proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:
n/a

13. Additional Information:

Notification using the total voting rights figure of 874,770,325.

14. Contact Name/Telephone Number:

Paul Eardley

Company Secretary

Telephone: 0207 408 3529

DEBENHAMS

www.debenhams.com

9 January 2009

BOARD CHANGE

Debenhams plc announces that Richard Gillingwater, a non-executive director of the Company, will step down from the Board at the end of his three year term in May 2009 to enable him to focus on his new role of Chairman of CDC Group plc which he has been asked to undertake by the UK Government.

-Ends-

REG-Debenhams plc Interim Management Statement

Released: 06/01/2009

com:20090106:RnsF1435L

RNS Number : 1435L

Debenhams plc

06 January 2009

6 January 2009

DEBENHAMS plc

INTERIM MANAGEMENT STATEMENT

* Sales increase
* Profit ahead of last year
* Net debt down
* Market share gains in all major categories

Debenhams plc, the leading department stores group, today releases its interim management statement for the year-to-date. This covers the 18 weeks ended 3 January 2009.

For the 12 weeks since Debenhams last reported on 21 October 2008, gross transaction value was 1.1% higher than last year. Like-for-like sales for this period decreased by 3.3%. This represented an improvement over the like-for-like decline of 4.2% recorded for the first six weeks of the financial year.

For the 18 weeks ended 3 January 2009, gross transaction value was 0.6% above the comparative period last year. Like-for-like sales for the 18 weeks were 3.5% lower than last year reflecting the extremely difficult and volatile trading environment seen across the retail sector. Following on from the strong market share gains in the last financial year, Debenhams has continued to take market share from competitors in all major categories.

Gross margin year-to-date was flat on last year.

Profit before tax and EBITDA for the 18 week period were both up on last year due to the increase in gross transaction value, the continuing tight management of costs and stocks and our decision to focus on the levers that drive cash margin.

The business remains strongly cash generative despite our capital investment in the opening of new stores. Net debt remains in line with management targets and as at 3 January 2009 was significantly lower than at the corresponding date last year.

Stocks have been tightly controlled during the period with total stock levels closing 7.3% below last year, representing a stock density reduction of 13.4%. Terminal stocks are forecast to be at near historical low for the half year.

We have been pleased with the performance of own bought products which have continued to grow at a faster rate than concessions. In particular our exclusive Designers at Debenhams brands have made a strong contribution to market share gains and to the overall performance of the business. These brands provide an important competitive advantage as consumers are looking for the latest styles and fashions but are also seeking the assurance of quality, durability and superb value that Designers at Debenhams represent.

Debenhams trading results reflect our decision in early 2008 to reduce the number of SKU options and absolute stock levels within the business whilst

investing in greater availability of bestsellers. Our emphasis on delivering value - not just through meaningful price reductions but more through adding extra quality and design features into our products - has been, in our view, a critical factor in our relative out-performance.

Since the start of the year four new department stores have been opened, increasing trading space by some 2.3% giving us 10,953,000 square feet of prime trading space. The total number of stores within the UK and Ireland now stands at 153 compared to 146 at this time last year.

Debenhams Direct, the online business, continued to grow strongly with year-to-date visitor numbers and sales up 39.2% and 37.4% respectively. The international franchise business also performed well and seven new stores in five countries opened during the period.

Rob Templeman, Chief Executive of Debenhams, said:

"Our trading strategy for the first 18 weeks of the year has resulted in further market share gains and a creditable sales performance given the extremely difficult and volatile conditions seen across the high street. Our increase in profits is pleasing and reflects our stated intention to invest gross margin gains in strategic promotions as needed but overall to run the business focussing on cash profit rather than just sales.

"More than ever consumers are looking for high quality products at good value prices. Debenhams has supplied this during the important Christmas trading period through ongoing improvements to our designs and products made over the past 18 months alongside tactical promotional activity.

"Looking forward, the trading environment is likely to remain challenging for the whole retail sector. We will continue to focus on bringing fashionable and stylish products to the consumer as well as managing the business with an emphasis on the tight control of costs, stocks and capital."

John Lovering, Chairman of Debenhams, said:

"Only the best positioned and managed businesses will emerge from the recession in a position to capitalise on the shake out currently taking place within our industry. Debenhams has a great consumer franchise, a first class store portfolio and a unique depth of experienced, commercial management. We will continue to take all the necessary steps to ensure that Debenhams emerges from the challenging and competitive conditions in 2009 as one of the retail winners.

"The Board and I would like to thank all of our colleagues throughout the business for an outstanding effort particularly over the critical Christmas period; their hard work and commitment have really made the difference in these testing times."

A conference call will be held today at 10:30am on 020 3003 2666 (UK) or +44 (0) 20 3003 2666 (overseas), conference call title "Debenhams plc IMS". A replay of the call will be available for seven days on 020 8196 1998 (UK) or +44 (0) 20 8196 1998 (overseas), PIN 4452389#.

Enquiries

Analysts/Shareholders

Debenhams plc

Rob Templeman, Chief Executive

Chris Woodhouse, Finance Director 020 7408 3302

Lisa Williams, Investor Relations 020 7408 3304

Media

Financial Dynamics

Jonathon Brill 020 7269 7170

Billy Clegg   020 7269 7157

High resolution images are available for media to view and download free of charge from www.prshots.com/Debenhams.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Debenhams' current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including: Debenhams' ability to accurately predict customer preferences and demands; the effectiveness of Debenhams' brand awareness and marketing programmes; the occurrence of weak sales during peak selling seasons or extreme or unseasonal weather conditions; difficult market conditions and fragile consumer confidence; competitive factors in the highly competitive retail industry; Debenhams' ability to successfully implement its new store rollout and department store refurbishment/modernization strategy; Debenhams' ability to maintain its relationships with certain designers and its significant concession partner; and currency fluctuations and currency risk.

*   *   *

Additional risk factors that you may want to consider are: Debenhams' ability to retain key management and personnel; disruptions or other adverse events affecting Debenhams' relationship with its major suppliers or its store card provider; factors outside Debenhams' control, such as changes in the financial or equity markets, adverse economic conditions or a downturn in the retail industry, or damage or interruptions due to operational disruption, natural disaster, war or terrorist activity; and work stoppages; slowdowns or strikes.

Notes to Editors

Debenhams is a leading department stores group with a strong presence in key product categories, such as womenswear, menswear, homeware and health and beauty.

Debenhams has a total of 153 stores in the UK and Republic Ireland, comprising 143 department stores and 10 Desire by Debenhams stores, the small store concept which features a mix of womenswear, accessories, lingerie, cosmetics and childrenswear. Debenhams has a further 48 international franchise stores in 17 countries and an online store, www.debenhams.com, through which much of the Debenhams' range is available.

Debenhams is the second largest department store chain in the UK.

Designers at Debenhams include Ted Baker, Jasper Conran, Erickson Beamon, Frost French, Pip Hackett, Betty Jackson, Ben de Lisi, Julien Macdonald, Melissa Odabash, Jane Packer, Pearce Fionda, Janet Reger, John Rocha, Eric von Peterson and Matthew Williamson.

END

IMSUVRWRKRRARAR

RNS Number : 8182K
Debenhams plc
29 December 2008

BLOCKLISTING SIX MONTHLY RETURN

Date: 29 December 2008

1. Name of *applicant*:

Debenhams plc

2. Name of scheme

The Debenhams 2006 Executive Share Option Plan

3. Period of return:

From 28 June 2008 to 29 December 2008

4. Balance under scheme from previous return:

1,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of *securities* issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and *class* of *securities* originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of *securities* in issue at the end of the period

874,770,325 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END

RNS Number : 8183K
Debenhams plc
29 December 2008

BLOCKLISTING SIX MONTHLY RETURN

Date: 29 December 2008

1. Name of *applicant*:

Debenhams plc

2. Name of scheme

The Debenhams Performance Share Plan

3. Period of return:

From 28 June 2008 to 29 December 2008

4. Balance under scheme from previous return:

1,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of *securities* issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and *class* of *securities* originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of *securities* in issue at the end of the period

874,770,325 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END

RNS Number : 9628J
Debenhams plc
11 December 2008

11 December 2008

DEBENHAMS PLC : NOTICE OF IMS

Debenhams plc advises that it will announce its interim management statement, which will incorporate a Christmas trading update, on Tuesday 6 January 2009.

END

RNS

REG-Debenhams plc Annual Information Update

Released: 10/12/2008

com:20081210:RnsJ9100J

RNS Number : 9100J

Debenhams plc

10 December 2008

10 December 2008

Debenhams plc ("the Company")

Annual Information Update

Annual Information Update for the period 3 September 2007 up to and including 2 September 2008.

In accordance with Prospectus Rule 5.2, the Company sets out below a summary of the information which has been published or made available to the public during the period. The information referred to in this Update was up to date at the time the information was published, but some information may now be out of date.

The following announcements were made during the period to the London Stock Exchange via RNS. They were also subsequently filed with the Securities & Exchange Commission (file number: 82-34989) in accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934.

Announcements made during the period were:-

Date of Announcement	Headline of Announcement at Stock Exchange
17 September 2007	Holding(s) in Company
18September 2007	Trading Update
21 September 2007	Holding(s) in Company
26 September 2007	Holding(s) in Company
8 October 2007	Holding(s) in Company
15 October 2007	Holding(s) in Company
23 October 2007	Preliminary Results - Part 1
23 October 2007	Preliminary Results - Part 2
29 October 2007	Director/PDMR Shareholding
30 October 2007	Holding(s) in Company
2 November 2007	Holding(s) in Company
5 November 2007	Annual Report and Accounts
5 November 2007	Annual Information Update
12 November 2007	Holding(s) in Company
4 December 2007	Board Appointment
4 December 2007	Result of AGM
4 December 2007	Holding(s) in Company
6 December 2007	Director Declaration
6 December 2007	Holding(s) in Company
17 December 2007	Holding(s) in Company
27 December 2007	Blocklisting Interim Review
27 December 2007	Blocklisting Interim Review
9 January 2008	Holding(s) in Company
11 January 2008	Holding(s) in Company
15 January 2008	Interim Management Statement
23 January 2008	Holding(s) in Company
25 January 2008	Holding(s) in Company
29 January 2008	Holding(s) in Company
29 January 2008	Holding(s) in Company
5 February 2008	Director/PDMR Shareholding

6 February 2008	Holding(s) in Company
6 February 2008	Milestone Resources Investment in Debenhams
3 March 2008	Holding(s) in Company
3 March 2008	Holding(s) in Company
3 March 2008	Holding(s) in Company
6 March 2008	Holding(s) in Company
6 March 2008	Holding(s) in Company
11 March 2008	Site Visit
18 March 2008	Trading Update
28 March 2008	Holding(s) in Company
1 April 2008	Director/PDMR Shareholding
1 April 2008	Director/PDMR Shareholding
4 April 2008	Director/PDMR Shareholding
4 April 2008	Director/PDMR Shareholding
4 April 2008	Director/PDMR Shareholding
4 April 2008	Director/PDMR Shareholding
15 April 2008	Interim Results - Part 1
15 April 2008	Interim Results - Part 2
7 May 2008	Scrip Dividend Scheme
29 May 2008	Liverpool Store Opening
3 June 2008	Result of EGM
9 June 2008	Notice of IMS date
24 June 2008	Interim Management Statement
24 June 2008	Holding(s) in Company
27 June 2008	Blocklisting Interim Review
27 June 2008	Blocklisting Interim Review
30 June 2008	Holding(s) in Company
30 June 2008	Holding(s) in Company
30 June 2008	Holding(s) in Company
1 July 2008	Listing Application
4 July 2008	Director/PDMR Shareholding
4 July 2008	Director/PDMR Shareholding
4 July 2008	Director/PDMR Shareholding
4 July 2008	Director/PDMR Shareholding
4 July 2008	Director/PDMR Shareholding
4 July 2008	Director/PDMR Shareholding
14 July 2008	Holding(s) in Company
15 July 2008	Holding(s) in Company
15 July 2008	Holding(s) in Company
31 July 2008	Total Voting Rights
1 August 2008	Holding(s) in Company
18 August 2008	Holding(s) in Company
19 August 2008	Holding(s) in Company
16 September 2008	Trading Update

The following filings were made during the period to the Registrar of Companies, Companies House, Crown Way, Maindy, Cardiff CF4 3UZ. They were also subsequently filed with the Securities & Exchange Commission (file number: 82-34989) in accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934.

Filings submitted during the period were:-

Date Posted on Companies House Direct Website (www.direct.companieshouse.gov.uk)	Docur
24 October 2007	Form
24 October 2007	Form
10 January 2008	Accou
11 February 2008	Form
13 March 2008	Form
18 April 2008	Form
11 June 2008	Form
11 June 2008	Form
11 June 2008	Inte
11 June 2008	Inte
29 July 2008	Form

For further information, please contact:-

Paul Eardley

Company Secretary

Tel: 020 7408 3529

END

AIUGUGBGPUPRGQU

RNS

REG-Debenhams plc Annual Report and Accounts

Released: 10/12/2008

com:20081210:RnsJ9102J

RNS Number : 9102J

Debenhams plc

10 December 2008

10 December 2008

Debenhams plc: Annual Report and Associated Documents

The following documents have today been submitted to the Document Viewing Facility at the UK Listing Authority, The Financial Services Authority, 15 The North Colonnade, Canary Wharf, London E14 5HS:-

* Annual Report & Accounts 2008
* Notice of Annual General Meeting to be held on 13 January 2009
* Form of Proxy
* Blacklined Articles of Association.

Copies of all the above documents may be obtained direct from the Company Secretary at the Company's registered office, 1 Welbeck Street, London W1G 0AA. They will also be available on the Debenhams plc website, www.debenhamsplc.com from tomorrow morning.

For further information, please contact:-

Paul Eardley

Company Secretary

Tel: 020 7408 3529

END

ACSEAKAEFAFPFFE

END